SUB-ITEM 77C





     As described in the proxy statement of Mathers Fund, Inc. dated March 16, 1998 relating to its Special Meeting of Stockholders held April 20, 1998, to which reference is hereby made, the Fund submitted to a vote of its stockholders, among other things, a proposal to permit the Fund to effect short sales of securities. This proposal was approved by stockholders by a vote of 5,691,998 shares in favor of the proposal and 756,709 shares against it.